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                              May 8, 2023

       Andrew Kang
       Senior Executive VP and Chief Financial Officer
       Microstrategy Inc.
       1840 Towers Crescent Plaza
       Tysons Corner, VA 22182

                                                        Re: Microstrategy Inc
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 16,
2023
                                                            File No. 000-24435

       Dear Andrew Kang:

              We have reviewed your April 19, 2023 response to our comment letter and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, reference to our prior comment is to our April 5,
       2023 letter.

       Form 10-K for the year ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 4. Digital Assets, page 88

   1. We note your response to prior comment 3 and your revised disclosures in your recent
                                                        Form 10-Q filing where
you included the market value at quarter end of bitcoin pledged as collateral. Please also
revise your financial statement footnotes disclosures to provide the dollar amount of
bitcoin included in your digital asset balance sheet line item at period end that is is pledged
as collateral.
 Andrew Kang
FirstName  LastNameAndrew   Kang
Microstrategy Inc.
Comapany
May  8, 2023NameMicrostrategy Inc.
May 8,
Page 2 2023 Page 2
FirstName LastName
       Please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Jeanine Montgomery, CAO